VIA FACSIMILE 202.772.9361

October 6, 2009

Ms. Ta Tanisha Meadows

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:

GWS Technologies, Inc.

Amendment No. 1 to Item 4.01 Form 8-K

Filed September 25, 2009

File No. 0-52504

Dear Ms. Meadows:

I have received your letter dated September 28, 2009 and reviewed your comments suggesting GWS Technologies, Inc. (hereinafter the “Company”) revise the disclosure in item 4.01 contained in Amendment No. 1 to the Form 8-K filed September 25, 2009.

Attached please find the EDGARized version of the Amendment to this disclosure. In order to expedite your review, the revisions have been underlined. This Amendment includes both of your suggested revisions:

Comment 1.  Please clearly disclose, if true, that Mantyla McReynolds LLC was actually engaged on September 14, 2009.

Response to Comment 1.  The amended disclosure clearly states that Mantyla McReynolds LLC was actually engaged on September 14, 2009.

Comment 2.  Please disclose whether during the two most recent fiscal years and any subsequent interim period preceding September 11, 2009, there were any disagreements with Seale and Beers, CPAs on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved, would have caused it to make reference to the subject matter of the disagreement(s) in conjunction with its report.

Response to Comment 2.  A disclosure regarding any disagreement(s) has been included, as follows: Seale and Beers, CPAs were engaged by the Company from August 7, 2009 through September 11, 2009. During that period, Seale and Beers did not prepare any reports regarding the Company’s financial statements. During the Company’s two most recent fiscal years and the subsequent interim periods preceding the dismissal of Seale and Beers, CPAs there were no disagreements with Seale and Beers, CPAs on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, except for the following:

On September 11, 2009, Seale and Beers, CPAs notified the Company that it had outstanding accounting issues, being that it had requested certain promissory notes in support of the April 30, 2009 financial statements reviewed by former public accounting firm Moore & Associates and further indicating that, in the event such documentation could not be produced, a restatement of those financial statements (specifically, accrued interest relating to the promissory notes) would be required.

The Company currently has only two directors and therefore does not have a separate audit committee and the entire board of directors did not communicate with Seale and Beers, CPAs regarding this issue; however, Richard Reincke, a member of the Company’s Board of Directors and President and CEO of the Company, communicated with Seale and Beers, CPAs on behalf of the Company. Mr. Reincke further authorized (and, indeed, urged) Seale and Beers, CPAs to respond fully to the inquiries of the successor accounting firm, Mantyla McReynolds LLC, concerning the promissory notes and accrued interest thereon, and further authorized Seale and Beers, CPAs to discuss any other matters, without limitation, regarding the financial statements, records, or accounting procedures of the Company with the successor accounting firm, Mantyla McReynolds, LLC.

Comment 3.  Please note that you are also required to file an updated letter from the former accountant stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree.

Response to Comment 3.  Please note that the Company requested such an updated letter on October 1, 2009 but has not yet received a response from the former accountant to that request.  In the event that the former accountant provides such an updated letter, the Company will file another amendment incorporating that letter as an exhibit.

In responding to your comments, please be informed that the Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.

Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will respond promptly to any requests for additional information in order to facilitate your review, or to any additional comments or concerns relating to this revised disclosure. If you have any questions or comments please contact the undersigned directly at (480)619-4747.

Yours truly,

/s/ Richard Reincke

Richard Reincke

President

Encl.